Exhibit 1.10

Stezzano (BG), 27 July 2023

BREMBO: SHARP GROWTH IN H1 2023, REVENUES AT
€1,949.9 MILLION, +11.6% COMPARED TO H1 2022;
EBITDA AT €344.0 MILLION (+12.7%);
NET PROFIT AT €167.8 MILLION (+12.7%)

First Half 2023:	(€ million)	H1 2023	H1 2022	Change
	Revenue	1,949.9	1,746.5	+11.6%
● ● ● ●
Revenues at €1,949.9 million, +11.6% compared to H1 2022
(+12.3% on a like- for-like exchange rate basis

EBITDA at €344.0 million (EBITDA margin: 17.6%);
EBIT at €217.9 million (EBIT margin: 11.2%)

Net investments and increases in leased assets at €165.2 million

Net financial debt at €562.3 million (€388.5 million prior to the application of IFRS 16), down €32.8 million compared to 30 June 2022

	EBITDA % of sales	344.0 17.6%	305.3 17.5%	+12.7%
	EBIT % of sales	217.9 11.2%	187.5 10.7%	+16.2%
	Pre-tax profit % of sales	223.4 11.5%	198.2 11.4%	+12.7%
	Net profit % of sales	167.8 8.6%	148.9 8.5%	+12.7%
		30.06.2023	30.06.2022	Change
	Net financial debt	562.3	595.1	-32.8
	Net financial debt excluding IFRS 16	388.5	368.0	+20.5

Executive Chairman Matteo Tiraboschi stated: “We closed the first half of the year with very positive results, as approved today by the Board of Directors. Revenues neared two billion euros, up 11.6% compared to the same period of the previous year. Margins showed a double-digit growth as well. This performance, driven by all the business segments and all the markets in which Brembo operates, confirms the Company’s solidity in a challenging geopolitical context and allows us to look to the second half of the year with confidence and optimism. The first half of the year was also marked by the start of operations at Brembo Solutions, a new unit dedicated to developing software solutions for business clients to improve their efficiency and competitiveness in several sectors. Brembo Solutions opens up new opportunities for the Company, accelerating our ability to innovate in the digital arena.”

First Half 2023 results

Brembo’s Board of Directors, chaired by Matteo Tiraboschi, met today, examined and approved the Group’s results at 30 June 2023.

In the reporting period, net consolidated revenues amounted to €1,949.9 million, up 11.6% (+12.3% on a like-for-like exchange rate basis) compared to the first half of the previous year.

In the reporting period, the Group recorded a positive performance across all its sectors of operation: the car segment rose by 12.4%, motorbike applications by 3.7%, applications for commercial vehicles by 12.6% and those for racing vehicles by 20.6% compared to the first half of 2022.

At geographical level, sales rose by 2.7% in Italy, by 19.2% in Germany, by 18.6% in France and by 2.2% in the United Kingdom (+1.9% on a like-for-like exchange rate basis).

The North American market (USA, Mexico and Canada) grew by 12.5% (+11.6% on a like-for-like exchange rate basis) and the South American market (Brazil and Argentina) increased by 45.4% (+43.5% on a like-for-like exchange rate basis).

India grew by 9.2% (+16.3% on a like-for-like exchange rate basis), China by 2.6% (+7.8% on a like- for-like exchange rate basis) and Japan by 5.8% (+9.3% on a like-for-like exchange rate basis).

In H1 2023, the cost of sales and other net operating costs amounted to €1,279.0 million, with a 65.6% ratio to sales, virtually unchanged compared to 65.8% of H1 2022 (€1,148.5 million).

Personnel expenses amounted to €336.2 million, with a 17.2% ratio to sales, slightly decreasing compared to the same period of the previous year (17.3% of sales).

At 30 June 2023, Brembo People numbered 15,550, compared to 15,305 at 31 March 2023 and 14,966 at 31 December 2022.

EBITDA amounted to €344.0 million (EBITDA margin: 17.6%) compared to €305.3 million (EBITDA margin: 17.5%) for H1 2022.

EBIT amounted to €217.9 million (EBIT margin: 11.2%) compared to €187.5 million (EBIT margin: 10.7%) for H1 2022.

Net interest expense for the period amounted to €6.6 million (net interest income of €2.9 million in H1 2022) and included interest expense amounting to €9.9 million (€6.0 million in H1 2022) and net exchange gains of €3.3 million (€8.9 million in H1 2022). Income from investments was €12.2 million compared to €7.8 million in H1 2022.

Pre-tax profit was €223.4 million compared to €198.2 million for H1 2022.

Based on the tax rates applicable under current tax regulations in force in each country, estimated taxes amounted to €55.0 million (€49.0 million in H1 2022), with a tax rate of 24.6% compared to 24.7% for the same period of the previous year.

The first half of the year ended with a net profit of €167.8 million, up 12.7% compared to the same period of the previous year (€148.9 million).

Net financial debt at 30 June 2023 amounted to €562.3 million, down €32.8 million compared to 30 June 2022. Excluding the impact of IFRS 16, net financial debt would have been €388.5 million, up €20.5 million compared to 30 June 2022.

Foreseeable Evolution

The orders backlog for the coming months remains robust at global level; barring significant changes in the macro-economic and geopolitical context, for the current year Brembo confirms  a revenue growth of about 10%, with percentage margins in line with the previous year.

The Shareholders’ Meeting approves the transfer of the registered office to The Netherlands

The Shareholders’ Meeting convened today approved the proposal to transfer the Company's registered office to The Netherlands, adopting the legal form of a public company with limited liability N.V. (naamloze vennootschap), governed by the laws of The Netherlands. As already announced, Brembo will retain its tax residence in Italy and its shares will continue to be listed on Borsa Italiana’s Euronext Milan.

The minutes of the Shareholders’ Meeting will be made available to the public and filed with the Companies' Register of Bergamo within the terms and in the manner set forth by applicable laws and regulations. The Company will announce the said publication and filing to the public within the terms and in the manner set forth by applicable legal provisions.

Further information on the transaction is available in the dedicated section on the Company’s website: https://www.brembo.com/en/investors/for-shareholders/registered-office-relocation.

Pursuant to the applicable legislation in force, Brembo Group's Six Monthly Report at 30 June 2023, as approved by the Board of Directors today, will be made available to the public at the Company's registered office, and on the corporate website www.brembo.com, as well as in the authorised central storage mechanism at www.1info.it.

The manager in charge of the Company’s financial reports Andrea Pazzi, declares, pursuant to paragraph 2 of Article 154- bis of Italy's Consolidated Law on Finance, that the accounting information contained in this press release corresponds to the documented results, books and accounting records.

Annexed hereto are the Statement of Income, the Statement of Financial Position and the Statement of Cash Flows.

For information:	Laura Panseri – Head of Investor Relations Brembo SpA Tel. +39 035 6052145 @: laura_panseri@brembo.it

Roberto Cattaneo – Chief Communication Officer Brembo SpA Tel. +39 035 6052347 @: roberto_cattaneo@brembo.it

Daniele Zibetti – Corporate Media Relations Brembo SpA Tel. +39 035 6053138 @: daniele_zibetti@brembo.it

CONSOLIDATED STATEMENT OF INCOME

(euro million)	30.06.2023	30.06.2022	Change	%	Q2 '23	Q2 '22	Change	%
Revenue from contracts with customers	1,949.9	1,746.5	203.4	11.6%	987.9	888.9	99.0	11.1%
Other revenues and income	19.5	13.9	5.6	40.4%	10.8	8.3	2.4	29.3%
Costs for capitalised internal works	12.7	11.3	1.4	12.2%	5.3	5.2	0.1	2.4%
Raw materials, consumables and goods	(925.1)	(833.3)	(91.8)	11.0%	(466.0)	(421.8)	(44.2)	10.5%
Income (expenses) from non-financial investments	9.4	9.1	0.3	3.0%	4.6	4.5	0.0	0.9%
Other operating costs	(386.1)	(340.4)	(45.7)	13.4%	(193.0)	(172.2)	(20.8)	12.1%
Personnel expenses	(336.2)	(301.7)	(34.5)	11.4%	(173.9)	(158.4)	(15.4)	9.7%
GROSS OPERATING INCOME % of revenue from contracts with customer	344.0 17.6%	305.3 17.5%	38.7	12.7%	175.7 17.8%	154.5 17.4%	21.2	13.7%
Depreciation, amortisation and impairment losses	(126.1)	(117.8)	(8.3)	7.0%	(61.8)	(59.9)	(1.9)	3.2%
NET OPERATING INCOME % of revenue from contracts with customer	217.9 11.2%	187.5 10.7%	30.4	16.2%	113.9 11.5%	94.6 10.6%	19.3	20.4%
Net interest income (expense) Interest income (expense) from investments	(6.6) 12.2	2.9 7.8	(9.6) 4.4	-326.7% 55.8%	(7.6) 12.2	1.0 7.8	(8.7) 4.4	-835.9% 56.8%
RESULT BEFORE TAXES % of revenue from contracts with customer	223.4 11.5%	198.2 11.4%	25.2	12.7%	118.5 12.0%	103.4 11.6%	15.0	14.5%
Taxes	(55.0)	(49.0)	(6.0)	12.2%	(27.0)	(25.6)	(1.4)	5.6%
Result from discontinued operations	(0.1)	(0.2)	0.0	-19.3%	(0.1)	(0.1)	0.0	44.4%
RESULT BEFORE MINORITY INTERESTS % of revenue from contracts with customer	168.4 8.6%	149.1 8.5%	19.3	12.9%	91.3 9.2%	77.8 8.7%	13.5	17.5%
Minority interests	(0.6)	(0.2)	(0.4)	204.7%	(0.4)	(0.5)	0.1	-20.5%
NET RESULT FOR THE PERIOD	167.8	148.9	18.8	12.7%	90.9	77.2	13.7	17.7%
% of revenue from contracts with customer	8.6%	8.5%			9.2%	8.7%
BASIC/DILUTED EARNINGS PER SHARE (euro)	0.52	0.46			0.28	0.24

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(euro million)	30.06.2023	31.12.2022	Change
ASSETS
NON-CURRENT ASSETS
Property, plant, equipment and other equipment	1,222.9	1,125.7	97.2
Right of use assets	175.1	242.1	(67.0)
Development costs	102.3	101.7	0.7
Goodwill and other indefinite useful life assets	120.0	123.2	(3.3)
Other intangible assets	73.4	75.5	(2.1)
Shareholding valued using the equity method	55.0	50.7	4.3
Investments in other companies	257.5	228.1	29.5
Derivatives	35.5	65.9	(30.4)
Other non-current financial assets	2.8	2.7	0.1
Receivables and other non-current assets	18.6	23.8	(5.2)
Deferred tax assets	82.9	66.3	16.7
TOTAL NON-CURRENT ASSETS	2,146.1	2,105.7	40.4

CURRENT ASSETS
Inventories	628.4	586.0	42.3
Trade receivables	718.6	594.3	124.3
Other receivables and current assets	126.4	130.3	(3.9)
Derivatives	13.0	10.7	2.3
Other current financial assets	1.9	1.9	0.0
Cash and cash equivalents	305.7	415.9	(110.1)
TOTAL CURRENT ASSETS	1,794.0	1,739.1	54.9
Non-current assets held for sale	0.1	0.3	(0.2)
TOTAL ASSETS	3,940.2	3,845.1	95.1
EQUITY AND LIABILITIES
GROUP EQUITY
Share capital	34.7	34.7	0.0
Other reserves	124.3	158.7	(34.4)
Retained earnings/(losses)	1,657.7	1,427.6	230.1
Net result for the period	167.8	292.8	(125.1)
TOTAL GROUP EQUITY	1,984.5	1,913.9	70.6
TOTAL MINORITY INTERESTS	31.1	33.1	(2.1)
TOTAL EQUITY	2,015.5	1,947.0	68.5
NON-CURRENT LIABILITIES
Non-current payables to banks	426.0	464.5	(38.5)
Long-term lease liabilities	152.1	153.0	(0.9)
Other non-current financial payables	0.8	1.2	(0.4)
Other non-current liabilities	2.7	2.4	0.4
Non-current provisions	21.2	24.0	(2.8)
Provisions for employee benefits	28.6	24.1	4.6
Deferred tax liabilities	29.0	33.6	(4.7)
TOTAL NON-CURRENT LIABILITIES	660.4	702.8	(42.4)

NON-CURRENT LIABILITIES
Current payables to banks	296.4	241.2	55.2
Short-term lease liabilities	21.7	88.2	(66.6)
Derivatives	2.7	3.6	(0.9)
Other current financial payables	0.6	0.6	0.0
Trade payables	734.7	653.2	81.6
Tax payables	15.0	16.1	(1.1)
Current provisions	2.2	1.6	0.6
Contract liabilities	61.5	56.5	4.9
Other current liabilities	129.4	134.2	(4.8)
TOTAL CURRENT LIABILITIES	1,264.2	1,195.3	68.9
TOTAL LIABILITIES	1,924.7	1,898.1	26.6
TOTAL EQUITY AND LIABILITIES	3,940.2	3,845.1	95.1

CONSOLIDATED STATEMENT OF CASH-FLOW

(euro million)	30.06.2023	30.06.2022
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	254.0	471.9
Result before taxes	223.4	198.2
Depreciation, amortisation/Impairment losses	126.1	117.8
Capital gains/losses	(0.4)	(0.6)
Income/expense from investments, net of dividends received	(1.9)	(9.2)
Financial portion of provisions for defined benefits and payables for personnel	0.2	0.2
Long-term provisions for employee benefits	5.7	1.6
Other provisions net of utilisations	6.7	21.3
Result from discontinued operations	(0.1)	(0.2)
Cash flows generated by operating activities	359.8	329.2

Current taxes paid	(43.5)	(37.4)
Uses of long-term provisions for employee benefits	(2.6)	(3.0)
(Increase) reduction in current assets:
inventories	(51.3)	(157.9)
financial assets	(0.1)	(0.3)
trade receivables	(124.7)	(221.6)
receivables from others and other assets	(13.1)	(10.7)
Increase (reduction) in current liabilities:
trade payables	81.6	133.5
payables to others and other liabilities	2.3	(22.5)
Translation differences on current assets	(3.9)	7.0
Net cash flows from/(for) operating activities	204.5	16.5

Investments in:
property, plant and equipment	(136.8)	(96.6)
intangible assets	(17.9)	(16.8)
financial assets (shareholdings)	(3.2)	(0.1)
Price for disposal or reimbursement value of fixed assets	0.8	1.2
Net cash flows from/(for) investing activities	(157.1)	(112.2)

Dividends paid in the period	(90.1)	(87.1)
Dividends paid to minority shareholders in the period	(0.8)	(0.8)
Change in fair value of derivatives	(1.6)	(3.3)
Reimbursement of lease liabilities	(79.3)	(15.4)
Loans and financing granted by banks and other financial institutions in the period	0.0	0.1
Repayment of long-term loans and other financing	(41.6)	(119.8)
Net cash flows from/(for) financing activities	(213.3)	(226.3)
Total cash flows	(165.9)	(322.0)
Translation differences on cash and cash equivalents	(0.7)	(0.4)
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	87.4	149.5

NET SALES BREAKDOWN BY GEOGRAPHICAL AREA AND BY APPLICATION

(euro million)	30.06.2023%		30.06.2022%		Change	%	Q2 '23%		Q2 '22%		Change	%
GEOGRAPHICAL AREA
Italy	194.5	10.0%	189.4	10.8%	5.1	2.7%	98.1	9.9%	96.8	10.9%	1.4	1.4%
Germany	389.3	20.0%	326.7	18.7%	62.7	19.2%	193.8	19.7%	172.5	19.3%	21.4	12.4%
France	61.8	3.2%	52.1	3.0%	9.7	18.6%	31.1	3.1%	26.4	3.0%	4.7	17.6%
United Kingdom	94.5	4.8%	92.5	5.3%	2.0	2.2%	45.4	4.6%	44.5	5.0%	0.9	1.9%
Other European countries	261.9	13.4%	219.7	12.6%	42.2	19.2%	134.5	13.6%	113.2	12.7%	21.3	18.8%
India	66.6	3.4%	61.0	3.4%	5.6	9.2%	34.1	3.5%	32.4	3.6%	1.7	5.2%
China	259.9	13.3%	253.3	14.5%	6.6	2.6%	135.3	13.7%	116.2	13.1%	19.1	16.5%
Japan	12.4	0.6%	11.7	0.7%	0.7	5.8%	5.4	0.5%	5.3	0.6%	0.1	2.4%
Other Asian Countries	23.0	1.2%	26.5	1.5%	(3.5)	-13.2%	9.9	1.0%	14.5	1.6%	(4.6)	-31.8%
South America (Argentina and Brazil)	40.0	2.1%	27.5	1.6%	12.5	45.4%	20.4	2.1%	15.6	1.8%	4.8	30.7%
North America (USA, Mexico & Canada)	530.9	27.2%	471.8	27.1%	59.0	12.5%	271.8	27.5%	244.9	27.6%	26.9	11.0%
Other Countries	15.1	0.8%	14.3	0.8%	0.8	5.5%	8.1	0.8%	6.7	0.8%	1.4	20.9%
Total	1,949.9	100.0%	1,746.5	100.0%	203.4	11.6%	987.9	100.0%	888.9	100.0%	99.0	11.1%

(euro million)	30.06.2023%		30.06.2022%		Change	%	Q2 '23%		Q2 '22%		Change	%
APPLICATION
Passenger Car	1,406.7	72.1%	1,251.2	71.6%	155.5	12.4%	718.9	72.8%	642.0	72.3%	76.9	12.0%
Motorbike	247.3	12.7%	238.5	13.7%	8.8	3.7%	124.0	12.5%	118.7	13.4%	5.2	4.4%
Commercial Vehicle	196.1	10.1%	174.1	10.0%	22.0	12.6%	99.5	10.1%	89.3	10.0%	10.1	11.3%
Racing	99.5	5.1%	82.5	4.7%	17.0	20.6%	45.6	4.6%	38.8	4.3%	6.8	17.5%
Miscellaneous	0.3	0.0%	0.2	0.0%	0.1	78.3%	0.1	0.0%	0.1	0.0%	0.0	-10.2%
Total	1,949.9	100.0%	1,746.5	100.0%	203.4	11.6%	987.9	100.0%	888.9	100.0%	99.0	11.1%

MAIN RATIOS